Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES
CONSOLIDATED ENERGY XXI GULF COAST, INC.

For purposes of computing the ratio of earnings (loss) to fixed charges, earnings (loss) is defined as pre-tax income (loss) plus fixed charges. Fixed charges consist of interest expense and amortization of deferred financing fees.

For the year ended June 30, 2009 earnings were inadequate to cover fixed charges and therefore has not been presented for this period. The coverage deficiency necessary for the ratio of earnings to fixed charges to equal 1.00x (one-to-one coverage) was $604.2 million.

	Year Ended June 30,
	2013	2012	2011	2010	2009
	(Dollars in Thousands) (Unaudited)
Earnings (Loss):
Pre-Tax Income (Loss)	$266,807	$386,156	$85,020	$42,449	$(604,213)
Fixed Charges	108,360	108,731	105,673	92,838	94,019
Total Earnings (Loss)	$375,167	$494,887	$190,693	$135,287	$(510,194)

Fixed Charges:
Interest expense	$101,462	$101,256	$95,602	$85,032	$88,774
Deferred financing fees	6,898	7,475	10,071	7,806	5,245
Total Fixed Charges	$108,360	$108,731	$105,673	$92,838	$94,019

Ratio of Earnings to Fixed Charges	3.46	4.55	1.80	1.46	—